Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following are excerpts of remarks relating to the proposed merger of Williams Partners L.P. with and into Access Midstream Partners, L.P. presented during the 2014 Barclays Capital CEO Energy-Power Conference on September 3, 2014. References to slides relate to the presentation filed on Form 425 by The Williams Companies, Inc. on September 2, 2014.

Remarks from presentation on September 3, 2014:

Alan S. Armstrong – The Williams Companies, Inc. – President & CEO

So, what does this all mean in terms of the financials? Well, pretty impressive driver to our MLPs. And I just want to point out some numbers on here that I think the market is overlooking at this point.

First of all, ACMP’s current distribution guidance for 2015 is $2.79 and we’ve announced that this is going to be up about at least 25% versus the Access Midstream guidance. And so, we’re going to be driving that number. So, just to do the math on that; that’s a $3.49 number. And then, in 2016, up 20% in addition to that. And this is really driven off of the combination of the WPZ cash flows. Remember, we’re actually lowering the distribution on the WPZ against the WPZ proposed merger to that to ACMP and it’s really that driver and the cut in GP distributions off of Williams that gives this such a strong lift to this MLP.

And so you’ll see in a minute, really unmatched as a large diversified MLP in terms of targeted 1.2 coverage ratio with a growth rate of 10% to 12% throughout this guidance period. There’s really nobody in that zip code right now amongst the large diversified and we’ll talk about what that means right here in just a minute.

Our 2015 adjusted EBITDA of approximately $5 billion and, very importantly, a strong BBB investment-grade level. And much of our growth is going to be funded by debt. Because of the amount of coverage and the amount of growing cash flows that we have we’re going to be able to capitalize most of that, looking forward, with debt. And so, pretty thrilled about how this MLP sets up and the position that we’ve got against the natural gas space with this MLP.

And so, this is a really interesting slide here. I talked to say there’s really nobody matching our numbers and you can really see that, from this picture, that this is the large diversified MLPs, and just doing a regression analysis against that, and you can see here here’s the curve on yield versus growth for the 2014 through 2016 CAGR that’s been announced by these various groups. And so, you can see what that line looks like. Well, for the ACMP and WPZ merged MLP with that 10% to 12% growth rate, and you can see we have it marked here at 11%, that puts us at a 2.8% yield against that curve if we stayed on that curve. And so, just to do the math on that for you, at a 2.8% yield and $3.49 distribution, that’s $124.60 at the MLP price for the merged ACMP and WPZ. So, pretty powerful story.

Now, if you said: well, yes, but look where WPZ is trading above the line, and you ran that at a 4% number, well that’s only an $87.25. So, tremendous re-pricing we think that will go on in this space. And you can look to see the 2.8% there and then you can see where ACMP is today at roughly that 4% yield and that 15% growth. And we think, with the diversification that’s coming with the merger as well as the tremendous growth out in front of the combined MLP, that we think is really unmatched. Now, you might say: well, yes, what about coverage? Well, we’re targeting a 2015 coverage of just about 1.2 on the coverage and in moving to holding that through 2017 at above 1.1. So, pretty impressive curve here that we think that the new merged MLP, once we get through that, really re-rates us and really puts us kind of in a class of our own in terms of both growth and coverage as a large diversified MLP.

[…]

And so, just in closing here, really there’s — you can read the bullet points that I’ve stressed here today. But, I would tell you, I think there’s some very strong catalysts on the horizon for both the merged MLPs and the WMB position. First of all, four major project completions that are in the works right now; the Geismar expansion, the Gulfstar One project, which is a $1.2 billion project, net to Williams about $600 million with tremendous upfront cash flows, the Keathley Canyon project that serves the deepwater for both Exxon and Anadarko with their Hadrian and Lucius facilities, and then the Rockaway Lateral here which is a major expansion that will serve New York City. So, four major projects there in addition to that tremendous volume growth in the Northeast as our infrastructure comes online there.

And then, finally, the merger resolution is another big catalyst that will result in a very healthy and very well-capitalized and covered MLP. And then continued strong growth across this space, not from a lot of equity on the MLP side, but a lot of debt issuance because we have invested so heavily over the last several years that that cash flow growth gives us the debt capacity to continue to expand our business on that basis rather than a lot of equity issuance, looking forward.

Important Additional Information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document contains information related to a proposal which The Williams Companies, Inc. has made for a business combination transaction of Williams Partners L.P. (“WPZ”) and Access Midstream Partners, L.P. (“ACMP”). In furtherance of this proposal and subject to future developments, ACMP may file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or ACMP through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (“Williams”) and Williams Partners L.P. (“WPZ”) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The levels of dividends to Williams stockholders;

•	Expected levels of cash distributions by Access Midstream Partners, L.P. (“ACMP”) and WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand;

•	Demand for our services; and

•	The proposed merger of ACMP and WPZ (the “Proposed Merger”).

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this report. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	The structure, terms, timing and approval of the Proposed Merger, including as to be negotiated by the conflicts committees of ACMP and WPZ;

•	Whether Williams is able to pay current and expected levels of dividends;

•	Availability of supplies, market demand, and volatility of prices;

•	Inflation, interest rates, fluctuation in foreign exchange rates, and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses, as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and development hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	Risks related to financing, including restrictions stemming from our debt agreements, future changes in credit ratings and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (“SEC”).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in our annual report on Form 10-K filed with the SEC on Feb. 26, 2014, and each of our quarterly reports on Form 10-Q available from our offices or from our websites at www.williams.com and www.williamslp.com.

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